September 29, 2025

Tallis Mateus Da Silva
Principal Executive Officer
Elventix Technology Corporation
1309 Coffeen Avenue Suite 1200
Sheridan, Wyoming 82801

       Re: Elventix Technology Corporation
           Amendment No. 1 to Registration Statement on Form S-1
           Filed September 18, 2025
           File No. 333-289122
Dear Tallis Mateus Da Silva:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 26, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1
Risk Factors
We are solely dependent upon the funds to be raised in this offering..., page
11

1. We note your response to prior comment 20. You continue to state here that the estimated cost of this registration statement will be paid from offering proceeds, while in another risk factor on page 18 you state you will utilize funds from your CEO and directors to pay such expenses, and on page 63 you state some expenses may be paid from the offering proceeds, but the majority have been and are expected to be funded from existing funds provided by the director. Please revise to reconcile these inconsistencies. To the extent such expenses will be paid (or repaid) out of the proceeds of this offering, ensure your disclosures throughout reflect proceeds, net of such expenses.
 September 29, 2025
Page 2

Dilution, page 23

2. We note there continues to be numerous errors in your revised dilution disclosures in response to prior comment 8. Please address the following:
           Revise your discussion of net tangible book value in the introductory paragraphs to state that net tangible book value is the amount that results from subtracting total liabilities from total tangible assets.
           Revise the introductory paragraph to refer to the correct net tangible book value amount at May 31, 2025 of ($208,237).
           Revise to include the correct amount of post offering net tangible book value in the table under the 20%, 50% and 75% scenarios. In this regard, your current disclosure ($208,237) refers to the net tangible book value before offering.
           Ensure the percentage dilution noted under the 20%, 50% and 75% scenarios reflects the dilution per share to new investors as a percentage of the offering price.
           Revise the amount of anticipated net proceeds line item under the 20%, 50% and
           75% scenarios, as your current reference to $0 is not correct. Ensure the percentage of both purchasers and existing shareholders totals 100%.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Plan of Operation, page 25

3. We note your response to prior comment 9. Please expand your disclosure to distinguish how each level and use of proceeds will achieve specific services and key features and functionalities described in the description of your business.
Liquidity and Capital Resources, page 26

4. We note your response to prior comment 10 and your revised disclosures regarding the amended loan agreement with your CEO. Please further revise to disclose the terms of the promissory note payable issued in exchange for the Smarterest app. Also, revise to clarify whether you intend to use any proceeds from this offering to repay the loan with your CEO. In addition, revise your risk factor on page 10 to include a discussion of the amended loan agreement.
5. We note your response to prior comment 11. Please disclose with specificity the level of your proposed operations you could achieve after paying expenses. Description of Business
Future Plans, page 34

6. Please expand your disclosure to clarify the costs accompanying each proposed step of your future plan.
 September 29, 2025
Page 3
Report of Independent Registered Public Accounting Firm, page F-1

7.     We note subsequent events have been updated through September 18, 2025.
In
       addition, Note 3 has been revised to include information about your promissory note payable and Note 5 has been updated to discuss the amendment to the related party loan that occurred subsequent to year end. Please request your auditors to dual-date their report for these events. Refer to AS 3110.05.

        Please contact Megan Masterson at 202-551-3407 or Kathleen Collins at 202-551-
3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Kathleen Krebs at 202-551-
3350 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Carl P. Ranno, Esq.